File #1800243

January 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Scott Stringer

Dear Sirs and mesdames:

RE: LIVE CURRENT MEDIA, INC. (the "Company")

- File No. 000-29929

- Comment Letter Dated December 13, 2019 (the "Comment Letter")

We write on behalf of the Company in response to your Comment Letter.  Paragraph numbering used below corresponds to the paragraph numbering in the Comment Letter.

1. Please refer to General Instruction D(2)(a) to Form 10-K and amend the signature page to include the signatures of at least a majority of the board of directors or persons performing similar functions in the second signature block. Please also amend your Form 10-K/A filed May 15, 2015.

In response to Comment No. 2, below, the Company has filed Amendment No. 2 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the "Amended Form 10-K").  As requested, the Amended Form 10-K has been signed by a majority of the Company's board of directors.

2. It appears your Form 10-K is incorporated by reference into a previously filed Form S-8. Please amend your filing to provide a consent from your auditor related to the use of their audit report. Such consent is required due to incorporation by reference of the Form 10-K into the previously filed registration statement. Refer to Item 601 of Regulation S-K.

In response to this comment, the Company has filed the Amended Form 10-K to include the consent of its auditor to the incorporation by reference of its audit report in the Company's registration statement on Form S-8.

If you have any questions on this matter, please contact the undersigned by telephone at (604) 687-5792.

Yours truly,

"Christian I. Cu"

CHRISTIAN I. CU

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